Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                      Commission File No. 1-5153


USX CORPORATION FILES PRELIMINARY PROXY WITH SEC RELATING TO SEPARATION OF ENERGY AND STEEL BUSINESSES


          PITTSBURGH, June 15, 2001: USX Corporation today announced that it has filed with the Securities and Exchange Commission a preliminary proxy relating to the previously announced plan of reorganization of the corporation in order to separate the energy and steel businesses: USX-Marathon Group (NYSE: MRO) and

USX-U. S. Steel Group  (NYSE: X). The preliminary proxy statement is subject to completion and modification before the final proxy statement is distributed to

stockholders.   The plan of reorganization is subject to the approval of the holders of a majority of the outstanding shares of each class of the current USX common stock at a special meeting of stockholders.  The reorganization is subject to several other conditions, including receipt of a favorable tax ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents, and board approval of definitive documentation for the transaction.  The transaction is expected to occur at year-end subject to the absence of any materially adverse change in business conditions for the energy and/or steel business, delay in obtaining the IRS ruling or other unfavorable circumstances.

          The preliminary proxy contains the following update to the Outlook for the U. S. Steel Group that was included in USX's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     Although the domestic order book is stronger than in the second quarter of

     2000, Domestic Steel continues to experience mills that are running at less-than-efficient utilization rates, depressed prices for most products and high natural gas prices.  For Domestic Steel, United States Steel expects second quarter shipments to be approximately 2.6 million net tons and second quarter average realized prices to be somewhat lower than the first quarter, largely due to a less favorable product mix.  In early June,

     work began on the refurbishment of the Mon Valley No. 3 blast furnace,

     which is expected to be available to resume production in August, business conditions permitting.



     On May 31, 2001 a major fire damaged the cold rolling mill at USS-POSCO,

     which is fifty percent owned by United States Steel.  Damage was limited to the cold roll milling area of the plant.  USS-POSCO maintains insurance coverage against such losses, including coverage for business interruption.

     At this time, the financial impact and the duration of the outage have not been determined.  As a major supplier of hot-rolled bands to USS-POSCO,

     United States Steel is experiencing some short term disruption in shipments to USS-POSCO.



     For USSK, second quarter shipments are expected to be more than 30 percent higher than the first quarter and second quarter average realized prices are expected to be more than 10 percent lower than the first quarter,

     largely due to a less favorable product mix.



     For the full year 2001, total shipments are expected to be approximately

     14.0 to 14.5 million net tons with Domestic Steel shipments of approximately 10.5 to 11 million net tons and USSK shipments of approximately 3.5 million net tons.



          The preliminary proxy statement also addresses the impact of completion of the transaction on preferred securities issued by USX and certain wholly owned entities.  If the transaction occurs it will have the following effects on outstanding preferred securities.  These impacts will occur only if the transaction occurs and investors should consider the conditions to the consummation of the transaction that are discussed in this release and in the preliminary proxy statement before buying or selling any of these securities.



6.5% Cumulative Convertible Preferred

USX is the issuer of 2,404,487 shares of the 6.50% Cumulative Convertible

Preferred Stock that is convertible into USX-U. S. Steel Group Common Stock at a price of  $46.125 per share.  Upon consummation of the merger that will implement the transaction, each issued and outstanding share of the 6.5%

Cumulative Convertible Preferred Stock will be converted into the right to receive  $50.00 in cash.



6.75% Convertible Quarterly Income Preferred Securities issued by USX Capital

Trust I

USX Capital Business Trust I, a subsidiary of USX, has outstanding 3,937,487 shares of 6.75% Convertible Quarterly Income Preferred SecuritiesT with a liquidation amount of $50.00 per share and convertible into USX-U. S. Steel

Group Common Stock at a price of $46.25 per share. Upon consummation of the merger that will implement the transaction, each issued and outstanding share of the 6.75% Convertible Quarterly Income Preferred SecuritiesT will be redeemed for $50.00 in cash.



8 3/4% Cumulative Monthly Income Preferred Shares, Series A issued by USX Capital LLC

USX Capital Trust LLC, a wholly owned subsidiary of USX (the "Trust"), has outstanding 10,000,000 shares of 8 3/4% Cumulative Monthly Income Preferred

Shares with a liquidation preference of $25 per share.  Upon consummation of the merger that will implement the transaction, each issued and outstanding share will remain outstanding and continue to be an obligation of the Trust, and USX,

which will be renamed Marathon Oil Corporation, will continue to be the obligor of all obligations relating to these securities.

                                       OOo

          The foregoing contains "forward-looking statements" which are based on
(1) a number of assumptions concerning future events made by management and (2) information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside USX Corporation's control, that could cause actual events to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see USX Corporation's filings with the Securities and Exchange Commission. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described plan of reorganization.
          Concerning the updated outlook for United States Steel a number of factors could cause actual results to be different. Some factors, among others, that could affect second quarter and full year 2001 shipments and prices include import levels, customer inventory levels, plant operating performance and U.S. and European economic performance. In accordance with ``safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000 cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.
          In connection with the above described transactions, USX Corporation has filed a preliminary proxy statement and intends to file a definitive proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning USX Corporation at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from USX Corporation by directing a request to USX Corporation at 600 Grant Street, Pittsburgh, PA 15219; Attn: Investor Relations.
          USX Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from USX Corporation's stockholders with respect to these transactions. Information regarding such officers and directors is included in USX Corporation's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 12, 2001. This document is available free of charge at the SEC's internet site or from USX Corporation as described above.